                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                          TOREADOR ROYALTY CORPORATION
                                (NAME OF ISSUER)

                   COMMON STOCK, $.15625 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  891041 10 5
                                 (CUSIP NUMBER)

                                  PETER R. VIG
                                101 PARK AVENUE
                            NEW YORK, NEW YORK 10178
                                 (800) 743-8443
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 JUNE 26, 1998
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

CUSIP NO. 891041 10 5                     SCHEDULE 13D
-------------------------------------------------------------------------------------------------------------------------

(1)   Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons

            PETER R. VIG

-------------------------------------------------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)                                         (a) [ ]

                                                                                                                  (b) [x]
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(3)   SEC Use Only

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(4)   Source of Funds (See Instructions)                                                                  OO (See Item 3)

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(5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                         [ ]

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(6)   Citizenship or Place of Organization     UNITED STATES OF AMERICA

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                                  (7)     Sole Voting Power                                                       290,900
     Number of Shares             ---------------------------------------------------------------------------------------
     Beneficially
     Owned By                     (8)     Shared Voting Power                                                           0
     Each
     Reporting                    ---------------------------------------------------------------------------------------
     Person With                  (9)     Sole Dispositive Power                                                  290,900
                                  ---------------------------------------------------------------------------------------

                                  (10)    Shared Dispositive Power                                                      0
-------------------------------------------------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person                                                290,900

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(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                     [x](1)

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(13)  Percent of Class Represented by Amount in Row (11)                                                         5.65%(2)

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(14)  Type of Reporting Person (See Instructions)                                                                      IN

-------------------------------------------------------------------------------------------------------------------------



------------------------

(1) Mr. Vig disclaims beneficial ownership of 6,600 shares of Common Stock held by his children.

(2) Based on 5,146,771 shares of Common Stock issued and outstanding as of June 12, 1998 as disclosed in the Issuer's definitive proxy material filed with the Securities and Exchange Commission on July 1, 1998.





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
CUSIP NO. 891041 10 5                SCHEDULE 13D
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ITEM 1.          SECURITY AND ISSUER

         The class of equity securities to which this statement relates is common stock, $.15625 par value per share (the "Common Stock") of Toreador Royalty Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 530 Preston Commons West, 8117 Preston Road, Dallas, Texas 75225.

ITEM 2.          IDENTITY AND BACKGROUND

         Item 2(a)-(c)

         Peter R. Vig is an individual whose business address is 101 Park Avenue, 48th Floor, New York, New York 10178. Mr. Vig's principal occupation is Managing Director of Tiger Management, L.L.C., 101 Park Avenue, 48th Floor, New York, New York 10170.

         Item 2(d)

         During the past five years, the individual identified in this Item 2 has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         Item 2(e)

         During the last five years, the individual identified in this Item 2 was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Peter R. Vig acquired 100,000 shares of Common Stock of the Issuer in consideration for his services to the Issuer as its President and Chief Executive Officer pursuant to the terms of a Restricted Stock Agreement dated August 1, 1998 between Mr. Vig and the Issuer. Mr. Vig acquired 200,000 shares of Common Stock of the Issuer upon exercise of a stock option at an exercise price of $3.00 per share. Mr. Vig purchased 66,900 shares of Common Stock of the Issuer in open market transactions on the Nasdaq National Market. Mr. Vig paid cash using personal funds to exercise the option for 200,000 shares and to purchase the 66,900 shares in open market transactions. The difference between the total number of shares purchased or acquired by Mr. Vig as described in this Item 3 and 290,900 shares of Common Stock beneficially owned by Mr. Vig as of the date hereof results from open market sales or gifts of shares of Common Stock by Mr. Vig.

ITEM 4.          PURPOSE OF TRANSACTION

         Mr. Vig acquired the securities for investment purposes. Subject to applicable law, Mr.Vig reserves the right from time to time to purchase additional shares of Common Stock, or sell in whole or in part shares of Common Stock, on the open market or in privately negotiated transactions.

         On June 25, 1998, certain stockholders of the Issuer affiliated with Lee Global Energy Fund, L.P. (the "Gralee Persons"), certain stockholders of the Issuer affiliated with Dane, Falb,





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
Stone & Co., Inc. (the "Dane Falb Persons") and the members of the current Board of Directors of the Issuer acting in their capacity as stockholders of the Issuer (collectively, the "Stockholders"), entered into a Stockholder Voting Agreement (the "Stockholder Agreement"), pursuant to which the Stockholders agreed to support the nomination and election of a slate of seven nominees standing for election as directors at the 1998 Annual Meeting of Stockholders of the Issuer. The Stockholder Agreement provides that the seven nominees are to be: J.W. Bullion, currently a director of the Issuer, Thomas P. Kellogg, Jr., currently a director of the Issuer; John Mark McLaughlin, currently a director of the Issuer (collectively referred to as the "Company Designees"); G. Thomas Graves III and William I. Lee (collectively referred to as the "Gralee Designees"); and Peter L. Falb and Edward Nathan Dane (collectively referred to as the "Dane Falb Designees"). The Stockholders also agreed that until the earlier to occur of (i) such time as (x) the Gralee Persons are no longer the beneficial owners in the aggregate of at least 514,677 shares of Common Stock, and (y) the Dane Falb Persons are no longer the beneficial owners in the aggregate of at least 514,677 shares of Common Stock, and (ii) the day immediately subsequent to the 2000 Annual Meeting of Stockholders of the Issuer (the "Effective Period"), the Stockholders would support these seven nominees for election at the 1999 and 2000 Annual Meetings of Stockholders if such nominees are willing to act as such. During the Effective Period, if one or more of the Company Designees declines or is otherwise unable to stand as nominee(s) for the election of directors at the 1999 or 2000 Annual Meetings, the Stockholders agreed that replacement nominee(s) shall be nominated by a committee of the Board of Directors consisting of the Company Designees as established pursuant to the Bylaws (the "Company Nominating Committee"). During the Effective Period, if one or more of the Gralee Designees declines or is otherwise unable to stand as nominee(s) for the election of directors at the 1999 or 2000 Annual Meetings, the Stockholders agreed that replacement nominee(s) shall be nominated by the Gralee nominating committee of the Board of Directors as established pursuant to the Bylaws (the "Gralee Nominating Committee"). During the Effective Period, if one or more of the Dane Falb Designees declines or is otherwise unable to stand as nominee(s) for the election of directors at the 1999 or 2000 Annual Meetings, the Stockholders agreed that replacement nominee(s) shall be nominated by the Falb nominating committee of the Board of Directors as established pursuant to the Bylaws (the "Falb Nominating Committee"). The Stockholders also agreed that during the Effective Period they will vote all shares of Common Stock which they are entitled to vote at the Annual Meeting and the 1999 and 2000 Annual Meetings in favor of each such nominee, and that they will vote to cause any vacancy among any of the Company Designees, the Gralee Designees or the Dane Falb Designees, respectively, to be filled by a person nominated by the Company Nominating Committee, the Gralee Nominating Committee or the Falb Nominating Committee, respectively.

         The Stockholder Agreement also provides, among other things, that no Stockholder will prior to December 31, 2000, except as otherwise provided by the Stockholder Agreement or as agreed to by five of the seven members of the Board of Directors of the Issuer then in office, (i) (A) seek election to, or seek to place a representative on, the Board of Directors of the Issuer, (B) engage in any solicitation of proxies with respect to any securities of the Issuer, or (C) become a participant in any election contest relating to the election of directors of the Issuer; (ii) initiate, propose or otherwise solicit stockholders of the Issuer for the approval of any stockholder proposal; (iii) vote in favor of any matter or proposal submitted to stockholders of the Issuer unless such matter or proposal is first recommended to stockholders by a vote of five of the seven members of the Board of Directors of the Issuer then in office; (iv) propose or seek to effect or seek permission to propose or effect other than as a stockholder on an equal basis
(A) any form of business combination transaction or similar transaction with the Issuer, (B) any sale of assets of the Issuer, (C) any issuance or sale of equity securities of the Issuer or (D) any restructuring,





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
recapitalizing or similar transaction with the Issuer; (v) initiate, propose or otherwise solicit stockholders to amend or terminate that certain Rights Agreement dated as of April 3, 1995, as amended or supplemented (the "Rights Agreement"), between the Issuer and Continental Stock Transfer & Trust Company, as rights agent, or to redeem the rights issued under the Rights Agreement; or
(vi) aid, encourage or act in concert with any person, firm, corporation, group or other entity to take any of the foregoing actions.

         The Issuer, the members of the current Board of Directors, the Gralee Persons and the Dane Falb Persons entered into an Agreement dated June 25, 1998 (the "Settlement Agreement") which provides for mutual releases by the parties and certain related entities (the "Released Parties") of all existing and future claims arising out of each Released Party's activities up to the date of the Settlement Agreement with respect to, or in any way connected with, the Issuer. The Settlement Agreement provides that until December 31, 2000, each party will refrain making any statement or taking any action (other than a sale of Common Stock) that is critical or disparaging of the other parties. The Settlement Agreement also provides that, for a period of six years after the date of such agreement, the Issuer will, subject to certain limitations, cause to be maintained in effect the Issuer's current directors' and officers' liability insurance policies for the benefit of those persons who are currently covered by such policies on terms no less favorable than the terms of such current insurance coverage.

         Except as set forth in this Item 4, Mr. Vig has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

         The summary set forth in this Item 4 of Schedule 13D of certain aspects of the transactions reported in this Schedule 13D does not purport to be a complete description of, and is qualified in its entirety by reference to, the various provisions of the various agreements and documents described herein and/or attached as exhibits to this Schedule 13D and incorporated herein by reference for all purposes.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

         Item 5(a)

         Mr. Vig beneficially owns 290,900 shares of Common Stock (which is approximately 5.65% of the outstanding shares of Common Stock as of June 12, 1998 based on information in the Issuer's definitive proxy materials filed with the Securities and Exchange Commission on July 1, 1998). Mr. Vig may be deemed to beneficially own 6,600 shares of Common Stock held by Mr. Vig's children. Mr. Vig disclaims beneficial ownership with respect to these 6,600 shares of Common Stock.

         If the relationships described in Item 4 hereof constitute a group for purposes of Rule 13d-5 of the Act, then the group may collectively own an aggregate of 2,207,660 shares of Common Stock of the Issuer (which is approximately 42% of the outstanding shares of Common Stock of the Issuer as of June 12, 1998 based on information disclosed in the Issuer's definitive proxy materials filed with the Securities and Exchange Commission on July 1, 1998). Mr. Vig disclaims any beneficial ownership of the other Stockholders' shares and only claims beneficial ownership of 290,900 shares of Common Stock of the Issuer.

         Item 5(b)

         Mr. Vig has the sole power (and no shared power) to vote or direct the vote or to dispose of direct the disposition of 290,900 shares of Common Stock. As stated above, Mr. Vig disclaims beneficial ownership or shared voting or dispositive power with respect to the 6,600 shares of Common Stock held by Mr. Vig's children and the other Stockholders' shares.

         Item 5(c)

         Except as otherwise described herein, Mr. Vig has not effected any transaction in the Common Stock of the Issuer during this time period commencing 60 days preceding the date of the event that required the filing of this Schedule 13D through the date hereof.

         Item 5(d)

         No person other than Mr. Vig has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock of the Issuer with respect to which this filing is made.

         Item 5(e)

         Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as set forth in Item 4 or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Vig and any other person with respect to the shares of Common Stock of the Issuer.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS

         The information required by this Item 7 is set forth in the Index to Exhibits accompanying this Schedule 13D filing.





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                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



July 8, 1998





                                                   /s/ Peter R. Vig
                                                   ----------------------------
                                                   Peter R. Vig





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                               INDEX TO EXHIBITS


                    Exhibit No.                    Description
                    -----------                    -----------
                         1                         Stockholder Voting Agreement dated as of June 25, 1998 by and among the
                                                   Gralee Persons, the Dane Falb Persons and certain other stockholders of the
                                                   Issuer.